Contact

1 Union Square
Somerville, MA 02143
(617) 863-2521 (Work)
arron@riserobotics.com

www.linkedin.com/in/arronacosta
(LinkedIn)
www.riserobotics.com/ (Company)

Top Skills

Engineering Leadership

Recruiting

Customer Acquisition

Languages

English (Native or Bilingual)

Honors-Awards

Forbes 2015 30 Under 30:
Manufacturing

Arron Acosta

Beltdraulic™# created by RISE®# is more productive and efficient than hydraulics.
Somerville, Massachusetts, United States

Summary

RISE Robotics drives forward the electrification and sustainability of heavy machinery.

We develop electric and mechanical systems that displace hydraulics and reduce energy consumption.

RISE formed to make exosuits for everyone.

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Experience

RISE™ Robotics
13 years 8 months

Vice President of Business Development, Board Director, and Cofounder
May 2024 - Present (6 months)
Somerville, Massachusetts, United States

Co-founder, CEO
March 2011 - July 2024 (13 years 5 months)
Somerville, MA

RISE Robotics is the leader in high-performance and cost effective electric linear actuation solutions.

RISE helps designers embrace high-efficiency, fuel saving actuation solutions that compete with hydraulic cylinders. Designed for medium and heavy duty applications, the RISE Cylinder provides fuel and emissions reductions, improves productivity and extends machine life. Find RISE online: https://www.riserobotics.com/

Ekotrope
Business Development Manager
September 2010 - February 2011 (6 months)
Cambridge, MA

As one of two first employees I helped develop the dynamic energy model of a building energy analysis tool.

Other accomplishments:

Identified, contacted, and worked with industry experts.

Created fundraising presentations through marketing research and feedback from early adopters.

Developed the business strategy and necessary steps for HERS accreditation.

Apple Inc.
Supply Base Engineer
2009 - 2009 (less than a year)
Cupertino, CA

Increased the quality of a cutting edge manufacturing process through research, analysis, and collaboration with an international team.

Education

Massachusetts Institute of Technology
B.S., Mechanical Engineering · (2006 - 2010)